October 27, 2005

VIA EDGAR & FACSIMILE (202) 772-9368

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Carmen Moncada-Terry
Division of Corporate Finance

Re:  Galaxy Nutritional Foods, Inc.

Dear Carmen:

      Please accept this letter as the response of Galaxy Nutritional Foods, Inc., a Delaware corporation (the "Company"), to the comments contained in your letter dated October 19, 2005, to Mr. Michael E. Broll, Chief Executive Officer of the Company, regarding the Company's Preliminary Proxy Statement on Schedule 14A filed on October 7, 2005. Your comments are set forth below with the Company's response following the comments in italics.

1. We note your letter dated October 19, 2005, regarding the application of Item 14 of Schedule 14A to your circumstances. You state that you relied on Instruction 2(b) to Item 14 of Schedule 14A in determining that you were not required to include pro forma and other financial information required by that item. We refer you to Instruction 2(a), which indicates that the instruction applies to transactions in which security holders receive cash as consideration. As such, it appears this instruction does not apply to you and that you are required to include all of the information required by Item 14. Please advise or revise.

      We have revised the Preliminary Proxy Statement on Schedule 14A to include the following: Schedule 14A Item 14(b)(8); Schedule 14A Item 14(b)(10) as it relates to the target company (i.e., the Company); Schedule 14A Item 14(b)(11) as it relates to the target company (i.e., the Company); and Schedule 14A Item 14(c)(2).

      We have not included Schedule 14A Item 14(b)(9); Schedule 14A Item 14(b)(10) as it relates to the acquiring company; Schedule 14A Item 14(b)(11) as it relates to the acquiring company; and Schedule 14A Item 14(c)(1). We did not include the information relating to the acquiring company, Schreiber Foods, Inc., a privately-held Wisconsin corporation ("Schreiber"), because we believe such information is not material to the security holders voting on the Proposed Asset Sale. We believe such information regarding the acquiring company is not material because the consideration to be paid by Schreiber consists entirely of cash to be paid at the closing of the Proposed Asset Sale. Schreiber is not issuing any securities to the Company or its security holders and Schreiber shall have no ongoing payment obligations to the Company or any of its security holders with respect to the assets being sold by the Company to Schreiber following the closing of the Proposed Asset Sale. Thus, we believe that information regarding Schreiber other than as contained in the Preliminary Proxy Statement on Schedule 14A would not be material or relevant to the Company's security holders in evaluating and determining how to vote with respect to the Proposed Asset Sale.

In addition to the foregoing response, we acknowledge that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Given the time constraints under which the Company is operating with respect to the Proposed Asset Sale, we would greatly appreciate your immediate attention to this matter. Please contact LeAnn Hitchcock, the Company's SEC Compliance Manager, at (407) 291-6315 or Jeff Decker of Baker & Hostetler LLP at
(407) 649-4017 if you have any questions or require any further information regarding the foregoing responses.

                                               Respectfully submitted,

                                               GALAXY NUTRITIONAL FOODS, INC.

                                               By:    /s/ Michael E. Broll
                                                      -------------------------
                                               Name:  Michael E. Broll
                                                      -------------------------
                                               Title: Chief Executive Officer
                                                      -------------------------